ParkerVision Reports Fourth Quarter and Full Year 2017 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

Jacksonville, Fla., March 29, 2018 – ParkerVision, Inc. (Nasdaq: PRKR) (“ParkerVision”), a developer and marketer of hardware and software technologies and products for wireless applications, today announced results for the three months and year ended December 31, 2017.

Fourth Quarter and 2017 Business Highlights and Recent Developments

•	New Products
o	Launched Milo® brand networking products with product shipments beginning in mid-October 2017.
o	Recognized fourth quarter 2017 sales through Amazon.com and milowifi.com of approximately $100,000.
o	Expanded sales channel in first quarter of 2018 with the addition of Walmart.com and NeweggBusiness.com with plans for additional retail and wholesale distribution in the second quarter of 2018.
o	Expecting television launch of Milo product by national retail firm in second quarter 2018.
•	Licensing & Litigation
o	November 2017 hearing held in RF receiver infringement case against Apple in Germany for products utilizing Intel chips.
▪	Court invited the Company to submit additional briefs to clarify certain elements of infringement claims.
▪	Court denied Apple’s request for bond; however Company plans to post bond in order to expedite proceedings.
▪	Decision in this case expected as early as the second quarter of 2018.
o	U.S. District Court denies Qualcomm’s motion to move case from Florida to California and denies Apple’s motion to dismiss case for improper venue.
▪	Date for claim construction hearing expected soon.
o	Date set for validity hearing for RF transmitter patent in Germany in October 2018.
▪	Results of this hearing will directly impact the LG and Apple cases in Germany for products using Qualcomm chips.
▪	German counsel expects decision immediately following October hearing.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are pleased with the results thus far from the launch of our Milo product line.  We’ve received feedback from many Milo users regarding their positive experiences with the product and with our excellent U.S. based customer service team.  Milo users have also provided feedback as to additional features they would like to see in the product line and we expect to offer new features and additional products to the Milo family in the near future.   As pleased as I am with where we are with this product, I am even more excited about where we are going.  We believe our sales channel expansion plans that are already underway for 2018, coupled with continued improvements and expansion of the Milo product line will result in significant increases in revenue and margins for 2018 and beyond.”

Parker continued, “We have several near-term milestones approaching in our patent enforcement cases both in the U.S. and Germany.  We believe that our case in Munich involving our RF receiver technology will come to a favorable decision, possibly as early as the second quarter of 2018, which would provide a catalyst for resolving the associated dispute.  Likewise, we look forward to a claim construction hearing in the District Court in Jacksonville, Florida in the coming months as we continue to push for expedited court dates in this case.  We remain confident that staying the course despite the time and resources involved, will ultimately result in a successful licensing program for our RF technologies.”

Fourth quarter and Year ended 2017 Financial Results

•	Fourth Quarter Results:
o	GAAP net loss for the fourth quarter of 2017 was $6.3 million, or $0.32 per common share, compared to a net loss of $5.7 million, or $0.43 per common share for the fourth quarter of 2016.
o

Non-GAAP net loss for the fourth quarter of 2017, which excluded the effects of share-based compensation expense and changes in fair value of our contingent repayment obligation, was $5.0 million, or $0.26 per common share, compared to $3.1 million, or $0.23 per common share for the fourth quarter of 2016.

o

The increases in both GAAP and non-GAAP net losses for the fourth quarter of 2017 over the fourth quarter of 2016 is largely the result of increased costs associated with our Milo product launch and increased litigation expenses for our patent enforcement actions.

•	Year End Results:
o	GAAP net loss for the year ended 2017 was $19.3 million, or $1.09 per common share, compared with a net loss of $21.5 million, or $1.76 per common share, for the year ended 2016.
o	Non-GAAP net loss for the year ended 2017 was $16.4 million, or $0.93 per share, compared with a non-GAAP net loss of $14.4 million, or $1.18 per share, for the year ended 2016.
o

On an annual basis, our GAAP net loss improved by approximately $2.2 million, despite a $4 million decrease in licensing revenue and increased operating expenses to support our Milo product development and marketing launch.   This improvement is a result of a decrease in the loss recognized on fair value adjustments to our contingent payment obligation as well as an overall $4.5 million decrease in litigation expenses from 2016 to 2017.

•	Balance Sheet and Cash Flow Highlights:
o	As of December 31, 2017, we had $1.0 million in inventory, including $0.5 million in finished product of our Milo systems and are well positioned to support sales growth.

o

We used cash for operations of approximately $14.1 million in 2017 compared to $14.4 million in 2016.   Our operating costs in 2017 were primarily funded by approximately $13.7 million in sales of our equity securities, including proceeds of approximately $12.6 million from sales of common stock at market prices under at-market issuance sales agreements.

o	We received $1.0 million in additional funding from our litigation funding partner in December 2017 to support ongoing international litigation.

Conference Call

The Company will host a conference call and webcast on March 29, 2018 at 4:30 p.m. Eastern to review its fourth quarter 2017 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID# 1575999, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs and develops its proprietary radio-frequency (RF) technologies, which enable advanced wireless solutions for current and next generation communications networks. ParkerVision also develops and markets a family of products under the Milo® brand that leverages existing WiFi infrastructure to create more optimal WiFi configuration and superior coverage for small businesses and consumers.  For more information please visit www.parkervision.com and www.milowifi.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2017. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Cindy Poehlman		Jean Young
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc		212-481-2050
904-732-6100		parkervision@tpg-ir.com
cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

	Year Ended December 31,
(in thousands)	2017	2016
Cash, cash equivalents and restricted cash equivalents	$1,354	$1,169
Available-for-sale securities	26	14
Prepaid and other current assets	1,038	686
Inventories	1,025	170
Property and equipment, net	376	269
Intangible assets & other	5,091	6,268
Total assets	8,910	8,576

Current liabilities	3,145	2,509
Long-term liabilities	16,495	14,186
Shareholders’ (deficit) equity	(10,730)	(8,119)
Total liabilities and shareholders’ (deficit) equity	$8,910	$8,576

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	(Unaudited)
	Three Months Ended		Year Ended
(in thousands, except per share amounts)	December 31		December 31
	2017	2016	2017	2016
Revenue	$100	$-	$100	$4,064
Cost of sales	(200)	-	(200)	(342)
Gross margin	(100)	-	(100)	3,722

Research and development expenses	806	963	4,344	3,343
Selling, general and administrative expenses	4,066	2,865	13,547	16,318
Total operating expenses	4,872	3,828	17,891	19,661

Interest and other income (expense)	(17)	(16)	(43)	(50)
Change in fair value of contingent payment obligation	(840)	(1,827)	(711)	(4,860)
Total interest and other	(857)	(1,843)	(754)	(4,910)

Net loss before income taxes	(5,829)	(5,671)	(18,745)	(20,849)
Foreign income tax expense	-	-	-	(660)

Net loss	$(5,829)	$(5,671)	$(18,745)	$(21,509)

Basic and diluted net loss per common share	$(0.29)	$(0.43)	$(1.06)	$(1.76)

Weighted average shares outstanding	19,960	13,124	17,688	12,244

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	(Unaudited)
	Three Months Ended		Year Ended
(in thousands)	December 31,		December 31,
	2017	2016	2017	2016
Net cash used in operating activities	$(3,006)	$(2,562)	$(14,060)	$(14,364)
Net cash provided by (used in) investing activities	37	573	(298)	1,617
Net cash provided by (used in) financing activities	3,887	(43)	14,543	13,740

Net increase (decrease) in cash, cash equivalents & restricted cash equivalents	918	(2,032)	185	993

Cash, cash equivalents & restricted cash equivalents - beginning of period	436	3,201	1,169	176

Cash, cash equivalents & restricted cash equivalents - end of period	$1,354	$1,169	$1,354	$1,169

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three months and year ended December 31, 2017 follows:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended		For the Year Ended
(in thousands)	December 31,		December 31,
	2017	2016	2017	2016
Net loss	$(5,829)	$(5,671)	$(18,745)	$(21,509)
Excluded items:
Share-based compensation	456	722	2,164	2,210
Change in fair value of contingent payment obligation	840	1,827	711	4,860
Adjusted net loss	$(4,533)	$(3,122)	$(15,870)	$(14,439)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Basic and diluted net loss per common share	$(0.29)	$(0.43)	$(1.06)	$(1.76)
Excluded items on a per share basis	0.06	0.20	0.16	0.58
Adjusted net loss per common share	$(0.23)	$(0.23)	$(0.90)	$(1.18)

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